Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

HP Is Getting a Great Value for Compaq:

–	HP has paid a fair price for Compaq and will receive significant strategic and financial benefits in return.

	▪	HP’s expects its annual earnings per share will increase by 12 percent in FY2003, and the present value of the cost savings alone that will be realized by the new company is $5 - $9 per share (based upon assumptions described in our proxy statement/prospectus).

–	The fact that HP is paying a premium for Compaq is not unusual at all. The premium is modest by historical standards. Mr. Hewlett has selectively chosen time periods and methods of measurement to create an illusion that the Compaq merger is overpriced. A complete look shows the opposite.

	▪	The 19% premium to the prior day’s close (CPQ closing price on 8/31/01) was low by historical standards and:

▪ Compares favorably to acquisition premiums paid on all mergers from Q499 – Q301. (slide 1)

▪ Compares favorably to all technology deal acquisition premiums from 1996-2002, where the average premium was 41%. (slide 2)

–	From a revenue multiple standpoint, the price was also modest (revenue multiples is a highly relevant measure because they are generally less sensitive than earnings multiples to short-term economic dislocations (like the current depressed IT spending environment). This important methodology is a standard way to analyze and value companies that are going through periods of unprofitability.). Compaq’s average revenue multiple over the last ten years up to the deal announcement is 1.03x compared to a high of 2.1x in 1999. HP is paying 0.63x trailing revenues, a 39% discount to the ten-year average. (slide 3)

–	As slides 4 and 5 also show, the revenue multiple and price/book value multiples are the lowest in comparison with the ten largest overall deals and the ten largest technology deals.

–	The HP/Compaq deal is expected to create $21 billion in present value of net synergies -- ten times the value of the premium paid for Compaq on the day the deal was announced.

–	A proper earnings multiple analysis also demonstrates the fairness of the price.

	▪	There is significant upside potential to Compaq’s business in light of improving macro-economic trends.

	▪	Compaq’s current Street EPS estimates for CY2002 are low, implying a 1.4% net margin compared to a normalized historical net margin of 4.0% in CY2000.

	▪	This also means that the earnings cited in Walter Hewlett’s “paying 48x CY2002 EPS” argument are artificially low, as they do not reflect the steady-state, normalized earnings power of Compaq. The argument that Compaq is at its normalized earnings power in 2002 is completely without merit.

	▪	A more reliable ratio way to value Compaq’s ability to generate earnings is to look at CY03 P/E multiples. As indicated in our proxy statement/prospectus, Compaq’s forward P/E has averaged 22x over the last three years. The current CY03 trading P/E of 21x is at a discount to that average. The purchase price being paid for Compaq implies a CY03 P/E of 26x, which represents a modest premium of 17% over the historical average. (slide 6)

–	This merger will strengthen HP’s financial position.

	▪	Merging with Compaq strengthens HP’s cash flow, balance sheet (in particular cash and net cash position) and operating model.

	▪	Compaq brings HP leadership positions in high performance computing, NT servers and storage in addition to direct distribution sales capabilities for PCs and Printers that rival Dell’s.

–	This is exactly the time to pursue a merger with Compaq. HP is pursuing this transaction near the bottom of the market, not at the height of the market, positioning the combined company to realize significant shareholder value. And, the economy has been slow, which has helped stabilize the customer bases of both companies while keeping employee attrition at an all-time low.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP audits consolidated subsidiaries could differ materially from those expressed orimplied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.